EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2020	2019

Assets

Current assets
Cash and cash equivalents		$494,062	$67,716
Trade and other receivables		40,164	27,390
Inventory	5	150,816	46,262
Prepaid expenses and other current assets		28,595	6,681
Restricted cash – current		390	607
		714,027	148,656

Restricted cash		8,025	14,678
Inventory	5	143,853	141,578
Mineral properties, plant and equipment	6	1,889,485	497,944
Exploration and evaluation assets		13,750	13,750
Equity accounted investment		10,093	7,162
Other assets		14,743	15,582
Total assets		$2,793,976	$839,350

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$123,517	$67,204
Current portion of loans and borrowings	7	-	61,574
Derivative liabilities – current	8	58,747	-
Other current liabilities		14,880	3,145
		197,144	131,923

Loans and borrowings	7	738,322	202,475
Derivative liabilities	8	116,294	56,146
Reclamation obligations		112,648	29,885
Other long-term liabilities		32,755	5,150
Deferred tax liabilities		231,423	10,712

Total liabilities		1,428,586	436,291

Shareholders’ equity
Share capital	10	1,494,883	505,686
Reserves		48,882	27,959
Deficit		(178,375)	(130,586)

Total equity		1,365,390	403,059
Total liabilities and equity		$2,793,976	$839,350

Commitments and contingencies (notes 6, 11 and 20)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019

Revenue	11	$215,387	$35,396	$345,422	$70,780
Operating expenses	12	(96,331)	(24,017)	(165,925)	(48,157)
Depreciation and depletion		(33,963)	(3,782)	(51,212)	(8,031)
Earnings from mine operations		85,093	7,597	128,285	14,592

Care and maintenance	13	(16,833)	-	(17,777)	-
Exploration		(3,949)	(3,160)	(6,593)	(6,088)
General and administration	14	(9,964)	(3,690)	(16,599)	(6,798)
Income from operations		54,347	747	87,316	1,706

Finance expense		(11,439)	(3,314)	(18,331)	(7,102)
Finance income		363	487	637	1,255
Other expense	15	(93,899)	(10,648)	(78,920)	(14,950)
Net loss before taxes		(50,628)	(12,728)	(9,298)	(19,091)
Current tax expense		(8,171)	(1,427)	(16,066)	(3,013)
Deferred tax (expense) recovery		116	2,600	(22,425)	2,231
Net loss and comprehensive loss		$(58,683)	$(11,555)	$(47,789)	$(19,873)

Net loss and comprehensive loss attributable to:
Equinox Gold shareholders		$(58,683)	$(10,473)	$(47,789)	$(17,909)
Non-controlling interests		-	(1,082)	-	(1,964)
		$(58,683)	$(11,555)	$(47,789)	$(19,873)

Net loss per share, basic and diluted		$(0.26)	$(0.09)	$(0.26)	$(0.16)

Weighted average shares outstanding, basic and diluted		227,940,632	110,687,233	182,970,592	110,626,522

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019

Cash provided by (used in):

Operations
Net loss for the period		$(58,683)	$(11,555)	$(47,789)	$(19,873)
Adjustments for:
Depreciation and depletion		34,195	3,851	51,628	8,174
Change in fair value of warrants	8(c), 15	48,838	(1,311)	38,737	3,980
Unrealized loss on gold contracts	8(a), 15	37,599	-	13,923	-
Tax expense (recovery)		8,055	(1,173)	38,492	783
Finance expense		11,439	3,314	18,331	7,102
Unrealized loss on foreign exchange contracts	8(b), 15	4,050	-	22,808	-
Share-based compensation		3,392	989	3,508	2,132
Loss on extinguishment of debt		-	13,903	-	13,903
Expected credit losses (recovery)	15	(481)	19	6,486	37
Finance fees paid		(9,863)	(5,951)	(24,839)	(7,857)
Unrealized foreign exchange gain		(9,251)	(377)	(19,332)	(1,605)
Income taxes paid		(5,508)	-	(13,125)	-
Other		(2,756)	(2,763)	(4,617)	(4,352)

Operating cash flow before non-cash changes in working capital		61,026	(1,054)	84,211	2,424

Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		10,676	883	6,700	932
Inventory		(2,006)	(12,856)	(5,243)	(19,105)
Accounts payable and accrued liabilities		14,051	924	(13,414)	(1,431)

		83,747	(12,103)	72,254	(17,180)
Investing
Capital expenditures		(39,887)	(23,138)	(74,324)	(56,483)
Acquisition of Leagold	4	-	-	55,252	-
Mesquite acquisition working capital adjustment		-	-	-	(12,451)
Other		(3,355)	(1,324)	(3,355)	(1,264)

		(43,242)	(24,462)	(22,427)	(70,198)
Financing
Proceeds from option and warrant exercises	10	157,500	886	163,393	886
Draw down of loans and borrowings	7	9,278	159,661	518,958	169,661
Net proceeds from equity financings	10	-	-	39,938	-
Decrease in restricted cash		6,039	1,385	6,021	1,385
Repayment of loans and borrowings	7	(22,404)	(116,888)	(346,274)	(116,888)
Other		(302)	454	(3,469)	3,351

		150,111	45,498	378,567	58,395

Effect of foreign exchange on cash and cash equivalents		390	108	(2,048)	1,207

Increase (decrease) in cash and cash equivalents		191,006	9,041	426,346	(27,776)

Cash and cash equivalents, beginning of period		303,056	24,005	67,716	60,822
Cash and cash equivalents, end of period		$494,062	$33,046	$494,062	$33,046

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	Deficit	Total
December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$403,059
Shares and options issued for acquisition of Leagold (note 4)	94,635,765	732,042	19,777	-	751,819
Shares issued in financings (note 10)	6,472,491	40,000	-	-	40,000
Shares issued on exercise of shareholder anti-dilution right (note 10)	461,947	2,855	-	-	2,855
Equity component of Convertible Notes (note 7(b))	-	-	8,322	-	8,322
Shares issued on exercise of warrants, stock options and RSUs (note 10)	24,756,466	214,362	(9,217)	-	205,145
Share-based compensation (note 10)	-	-	2,041	-	2,041
Share issue costs	-	(62)	-	-	(62)
Net loss and comprehensive loss	-	-	-	(47,789)	(47,789)
June 30, 2020	239,779,032	$1,494,883	$48,882	$(178,375)	$1,365,390

	Share Capital
	Shares	Amount	Reserves	Deficit	Non-controlling interests	Total
December 31, 2018	110,425,401	$491,100	$15,402	$(111,723)	$14,519	$409,298
Shares issued to settle Debenture	2,227,835	10,110	-	-	-	10,110
Equity component of Convertible Notes	-	-	10,217	-	-	10,217
Shares issued on exercise of warrants, stock options and RSUs	436,791	2,267	(1,167)	-	-	1,100
Share-based compensation	-	-	2,241	-	-	2,241
Changes in non-controlling interest from equity offerings and other	-	-	-	(503)	3,949	3,446
Deconsolidation of Solaris Resources	-	-	-	-	(16,504)	(16,504)
Net loss and comprehensive loss	-	-	-	(17,909)	(1,964)	(19,873)
June 30, 2019	113,090,027	$503,477	$26,693	$(130,135)	$-	$400,035

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX” and its warrants also trade on the OTC Markets in the United States under the symbol “EQXWF”.

Equinox Gold is a gold mining company engaged in the operation, acquisition, exploration and development of mineral properties. On March 10, 2020, the Company completed its acquisition of Leagold Mining Corporation (“Leagold”). The results of operations of Leagold are included in these financial statements from March 10, 2020 (note 4).

All of the Company’s properties are located in the Americas, with one property in Mexico, two in the United States and five in Brazil. Each property is wholly-owned by the Company. The Company’s producing assets are the Los Filos Mine Complex (“Los Filos”) in Mexico, the Mesquite Mine (“Mesquite”) in the United States, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Pilar Mine (“Pilar”) in Brazil. The Company’s development-stage assets are the Castle Mountain Mine (“Castle Mountain”) in the United States, which is in the late stages of construction, and the Santa Luz Mine (“Santa Luz”) in Brazil which is on care and maintenance and for which the Company is in the late stage of completing an updated feasibility study.

2. Basis of preparation
(a) Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2019. Except as described in note 2(d), the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 10, 2020.

(b) Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

6

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

2. Basis of preparation (continued)
At June 30, 2020, the Company’s material subsidiaries include the following:
Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Mineração Aurizona S.A. (“MASA”)	Brazil	100%
Mineração Riacho Dos Machados Ltda (“RDM”)	Brazil	100%
Pilar de Goias Desenvolvimento Mineral Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

(c) Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(d) Significant accounting policies
Depletion of mineral properties
The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines, certain measured and indicated resources.
(e) Adoption of new accounting standards
The following amendment to existing standards has been issued but not yet adopted by the Company:
IAS 16, Property, plant and equipment – proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

7

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

3. Use of judgements and estimates
In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2019 except as follows:
(a) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox was the acquirer.
(b) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods, including discounted cash flows, depreciated replacement costs and other methods. The models used in these valuation methods use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisition of Leagold are disclosed in note 4.

8

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

4. Acquisition of Leagold

On March 10, 2020, the Company completed the acquisition of Leagold (the “Leagold Acquisition” or “Transaction”). Leagold was a gold mining company with four operating mines, one development project and one expansion project, all located in the Americas, including Los Filos in Mexico, and Fazenda, RDM, Pilar and Santa Luz in Brazil.  The acquisition supported the Company’s growth strategy and enhanced the Company’s production profile.

Under the terms of the Transaction, the Company acquired 100% of the issued and outstanding shares of Leagold at an exchange ratio of 0.331 Equinox Gold share for each Leagold share.  Holders of Leagold options, warrants performance share units (“PSUs”) and deferred share units (“DSUs”) received equivalent Equinox Gold options, warrants, PSUs and DSUs with the number of such securities issuable adjusted by the 0.331 exchange ratio.

By virtue of the Company issuing equity instruments and relative voting rights of Equinox Gold shareholders, including significant minority shareholders post-merger, among other factors, the Company has been identified as the acquirer in the transaction and has accounted for the transaction as a business combination. Transaction costs incurred in respect of the acquisition totaling $3.9 million, of which $2.6 million were incurred in 2020, were expensed and presented within professional fees in general and administration expense in the statement of loss and comprehensive loss.

The acquisition date fair value of the consideration transferred consisted of the following:
Purchase price:
Share consideration(1)	$732,042
Option consideration(2)	19,777
Warrant consideration(3)	8,543
PSU and DSU consideration(4)	3,721
Total consideration	$764,083

(1)        The fair value of 94,635,765 common shares issued to Leagold shareholders was determined using the Company’s share price of C$10.51 per share on the acquisition date.

(2)        The fair value of 5,728,647 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$7.77, expected life of 2.07 years, annualized volatility of 60.2%, dividend yield of 0.0%, and discount rate of 0.54%.

(3)       The fair value of 16,626,569 replacement warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$11.14, expected life of 0.32 years, annualized volatility of 44.1%, dividend yield of 0.0%, and discount rate of 0.69%.

(4)       The fair value of 369,919 replacement PSUs and 319,288 replacement DSUs issued was determined using the Leagold share price of C$3.49 on the acquisition date, adjusted for the 0.331 exchange ratio.

9

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

4. ACQUISITION OF LEAGOLD (CONTINUED)
The Company retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed. The allocation is preliminary as there has not been sufficient time to complete the valuation process. The fair values are subject to change as the valuation work is finalized in the twelve months following the acquisition date.
Net assets (liabilities) acquired:
Cash and cash equivalents	$55,252
Trade and other receivables	33,524
Inventory	90,082
Mineral property, plant and equipment	1,350,794
Other assets	21,432
Accounts payable and accrued liabilities	(88,490)
Loans and borrowings and accrued interest	(323,870)
Derivative liabilities	(78,526)
Reclamation obligations	(69,487)
Deferred tax liabilities	(195,628)
Other liabilities	(31,000)
Fair value of net assets acquired	$764,083

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. The preliminary fair values of mineral properties have been estimated using discounted cash flow models and the preliminary fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the acquisition date.

As of the date of these condensed consolidated interim financial statements, the allocation of the Leagold Acquisition purchase price has not been finalized. Heap leach inventories in Mexico, mineral properties, plant and equipment, tax contingencies in Brazil and Mexico, and deferred taxes are all subject to change. There have been no adjustments made to the preliminary allocation in the three months ended June 30, 2020. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

Consolidated revenue for the three and six months ended June 30, 2020 includes revenue from the assets acquired in the Leagold Acquisition of $102.2 million and $126.0 million, respectively. Consolidated net loss for the three months and six months ended June 30, 2020 includes net loss before tax from Leagold of $13.4 million and net income before tax of $17.9 million, respectively. Had the transaction occurred on January 1, 2020, pro-forma unaudited consolidated revenue and net loss before tax for the six months ended June 30, 2020 would have been approximately $435 million and $50 million, respectively.

10

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

5. Inventory
	June 30, 2020	December 31, 2019
Heap leach ore (current and non-current)	$226,809	$158,598
Less: Non-current portion of heap leach ore	(143,853)	(141,578)

Current portion of heap leach ore	82,956	17,020
Stockpiles	6,806	9,776
Work-in-process	13,966	6,366
Supplies	39,250	12,329
Finished goods	7,838	771
Current inventory	$150,816	$46,262
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next year.

6. Mineral properties, plant and equipment
	Mineral properties(1)	Plant and equipment(1)	Construction in-progress(1)	Other	Total
Cost

Balance – December 31, 2018	$86,740	$80,234	$153,171	$555	$320,700
Additions	26,132	(900)	63,108	1,633	89,973
Transfers	53,473	131,918	(195,328)	-	(9,937)
Transfer from exploration and evaluation assets	133,060	-	-	-	133,060
Disposals	-	(1,758)	-	(74)	(1,832)
Change in reclamation cost asset	6,080	-	-	-	6,080
Balance – December 31, 2019	$305,485	$209,494	$20,951	$2,114	$538,044
Leagold Acquisition	901,735	420,215	28,525	319	1,350,794
Additions	29,851	26,654	28,042	60	84,607
Disposals	(3)	(823)	-	-	(826)
Change in reclamation cost asset	23,767	-	-	-	23,767
Balance – June 30, 2020	$1,260,835	$655,540	$77,518	$2,493	$1,996,386

Accumulated depreciation

Balance – December 31, 2018	$326	$3,363	$-	$100	$3,789
Additions	12,682	24,136	-	294	37,112
Disposals	-	(766)	-	(35)	(801)
Balance – December 31, 2019	$13,008	$26,733	$-	$359	$40,100
Additions	30,038	36,844	-	297	67,179
Disposals	-	(378)	-	-	(378)
Balance – June 30, 2020	$43,046	$63,199	$-	$656	$106,901

Net book value:

At December 31, 2019	$292,477	$182,761	$20,951	$1,755	$497,944

At June 30, 2020	$1,217,789	$592,341	$77,518	$1,837	$1,889,485
(1) Cost balances as at December 31, 2018, 2019 cost additions, and 2019 cost transfers have been reclassified to conform with the current period presentation.

11

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

6. MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
During the six months ended June 30, 2020, the Company capitalized to construction-in-progress $26.2 million and $0.6 million of costs at Castle Mountain and Los Filos, respectively (six months ended June 30, 2019 – $nil).
Certain of the Company’s mining properties are subject to royalty arrangements based on their net smelter returns (“NSR”s) or gross revenues. At June 30, 2020, the Company’s significant royalty arrangements were as follows:
Mineral property	Royalty arrangements
Mesquite	0.5%-7% NSR
Los Filos	3% of gross sales at Xochipala concession
Aurizona	1.5% of gross sales; 3%-5% sliding scale NSR based on gold price
Fazenda	0.75%-1.5% of gross sales
RDM	1%-1.5% of gross sales
Pilar	0.75-1.5% of gross sales
Castle Mountain	2.65% NSR

7. Loans and borrowings
	Note	June 30, 2020	December 31, 2019
Credit Facility	7(a)	$485,720	$116,625
2019 Convertible Notes		127,234	125,850
2020 Convertible Notes	7(b)	125,368	-
Standby Loan		-	12,000
Debenture		-	9,574

		738,322	264,049
Less: Current portion of loans and borrowings		-	(61,574)
Non-current portion of loans and borrowings		$738,322	$202,475

(a) Credit Facility

On March 10, 2020, in conjunction with the Leagold Acquisition, the Company amended its $130 million corporate revolving credit facility with a syndicate of lenders led by The Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The amended credit facility is comprised of a $400 million revolving loan (the “Revolving Facility”) and $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”). On close of the Leagold Acquisition and concurrent financing, the Company drew the full amount of the Term Loan and an additional $100 million from the Revolving Facility. Proceeds from the draws were used to repay Leagold debt outstanding on the acquisition date. On March 24, 2020, the Company drew the remaining $180 million available under the Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic on the Company’s operations.

The Credit Facility bears interest at an annual rate of LIBOR plus 2.5% to 3.75%, subject to certain leverage ratios. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity.

The Company determined that amending the corporate revolving credit facility to become the Credit Facility was a non-substantial modification of the existing outstanding debt. The Company recognized a gain on modification of debt of $2.6 million to reflect the adjusted amortized cost of the drawn portion of the Revolving Credit Facility, recorded within other expense. Additional transaction costs of $9.2 million were incurred in relation to the Credit Facility and are recorded as a reduction to the carrying value of debt. The carrying value of debt outstanding is accreted to the principal amount over the respective terms of the Revolving Facility and Term Loan using a weighted average effective interest rate of 6.3%.

12

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

7. LOANS AND BORROWINGS (CONTINUED)
The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at June 30, 2020, the Company is in compliance with these covenants.
(b) 2020 Convertible Notes

On March 10, 2020, the Company issued $130 million in Convertible Notes to Mubadala Investment Company (“Mubadala”) and on April 9, 2020, pursuant to a pre-existing investor rights agreement, the Company issued $9.3 million in additional convertibles notes (referred to together with the Mubadala notes as the “2020 Notes”) to Pacific Road Resources Funds (“Pacific Road”). Proceeds from the 2020 Notes and Credit Facility (note 7(a)) were used to repay $323.9 million principal and accrued interest outstanding under Leagold’s debt facilities (note 4) at the acquisition date.

The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after March 10, 2023, the Company has a call right that may be exercised if the 90-day volume weighted average price (“VWAP”) of the Company’s shares exceeds $10.14 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of $7.80 per share and the Company’s share price at the time of redemption.

Gross proceeds from the 2020 Notes of $139.3 million was allocated to the debt and equity components. The fair value of the debt portion of $128.1 million was estimated using a discounted cash flow model based on an expected term of 5 years and a discount rate of 6.9%. The residual of $8.6 million ($11.7 million net of deferred tax expense of $3.1 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the 2020 Notes using an effective interest rate of 7.3%. Transaction costs of $3.3 million were incurred and allocated on a pro-rata basis with $3.0 million allocated to the debt component and $0.3 million allocated to the equity component.

Security for the 2020 Notes includes a charge on all assets of the Company and is subordinate to the Credit Facility.

13

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

7. LOANS AND BORROWINGS (CONTINUED)
(c) Loans and borrowings continuity

In June 2020, the Company repaid in full the $24.1 million in principal and accrued interest due on both its Standby Loan and Debenture. The repayment of loan principal of $12.0 million and $1.7 million of accrued interest to the Company’s Chairman, Ross Beaty, is a related party transaction.

The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the six months ended June 30, 2020:

Balance – December 31, 2019	$264,049
Debt assumed in Leagold Acquisition, including accrued interest	323,870
Modification gain and transaction costs incurred on Credit Facility	(4,839)
$380 million draw from Credit Facility, net of deferred financing costs	372,682
Debt component of Convertible Notes, net of deferred financing costs	124,622
Repayment of debt	(347,463)
Accretion and accrued interest	5,367
Balance – June 30, 2020	$738,288

8. Derivative financial instruments
(a) Gold collars and forward contracts

As part of the Leagold Acquisition (note 4), the Company assumed gold collar and forward contracts. The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward swap contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce.

The gold collars and forward swap contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense.

The fair value of gold collars and forward swap contracts at June 30, 2020 was a liability of $92.5 million, of which $40.2 million was recorded as current derivative liabilities. For the three and six months ended June 30, 2020, the Company recognized the following within other expense:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Realized loss on settlement of gold contracts	$7,021	$-	$9,621	$-
Unrealized loss on revaluation of gold contracts outstanding	37,599	-	13,923	-

	$44,620	$-	$23,544	$-

14

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b) Foreign exchange contracts
As at June 30, 2020, the Company had in place USD:BRL put and call options with the following notional amounts, weighted average rates and maturity dates:
Maturity	USD notional amount	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
July 1, 2020 – June 30, 2021	$94,378	4.06	4.46
July 1, 2021 – August 31, 2021	11,902	4.11	4.46
Total	$106,280	4.07	4.46

During the three months ended June 30, 2020, the Company entered into short-term forward contracts with a total notional value of $10 million to purchase Brazilian Reais at an average rate of 5.07.

The foreign exchange contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense. The Company entered into these contracts at no premium and therefore incurred no investment costs at inception.

The fair value of foreign exchange contracts at June 30, 2020 was a liability of $20.9 million, of which $18.5 million was recorded as current derivative liabilities. For the three and six months ended June 30, 2020, the Company recognized the following within other expense:

Three months ended June 30,	Six months ended June 30,
2020	2019	2020	2019
Realized loss on settlement of foreign exchange contracts	$-	$-	$251	$-
Unrealized loss on revaluation of foreign exchange contracts outstanding	4,050	-	22,557	-

$4,050	$-	$22,808	$-
(c) Warrant liability

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants (note 10(d)) is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Balance – December 31, 2018	$18,861
Warrants exercised	(868)
Change in fair value	38,153
Balance – December 31, 2019	56,146
Issued in Leagold Acquisition	8,543
Warrants exercised	(41,751)
Change in fair value	38,737
Balance – June 30, 2020	$61,675

15

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
The fair value of non-traded warrants was calculated with the following weighted average assumptions:
	June 30, 2020	December 31, 2019
Risk-free rate	0.3%	1.7%
Warrant expected life	1.4 years	1.2 years
Expected volatility	55.6%	45.1%
Expected dividend	0%	0.0%
Share price (C$)	$15.27	$10.16
The fair value of traded warrants was based on the market price of C$0.73 per warrant on June 30, 2020 (December 31, 2019 – C$0.42).

9. Leases
(a) Right-of-use assets
	Plant and equipment	Computer and office equipment
Balance – December 31, 2018	$-	$229
Additions	782	537
Depreciation	(202)	(225)
Balance – December 31, 2019	580	541
Recognized in Leagold Acquisition	10,386	318
Additions	13,446	-
Depreciation	(2,864)	(153)
Balance – June 30, 2020	$21,548	$706

(b) Lease liabilities
	June 30, 2020	December 31, 2019
Current lease liabilities included in other current liabilities	$8,195	$501
Non-current lease liabilities included in other long-term liabilities	14,354	848
	$22,549	$1,349

In June 2020, the Company entered into a new lease agreement for the use of mining equipment at Castle Mountain for a period of four years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $13.4 million right-of-use asset and related lease liability.

16

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

10. SHARE CAPITAL

(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value.
(b) Share issuances

During the six months ended June 30, 2020, the Company issued 24,756,466 common shares for warrants and options exercised and received proceeds of $163.4 million.

On March 10, 2020, in conjunction with the acquisition of Leagold and concurrent financings, the Company closed a non-brokered private placement for 6,472,491 common shares of the Company at a price of $6.18 per share for gross proceeds of $40 million, including $36.0 million in common shares issued to the Company’s Chairman, Ross Beaty, which is a related party transaction.  The Company incurred $0.1 million in share issuance costs.

Pacific Road exercised its anti-dilution option pursuant to its investor rights agreement with the Company in relation to the issuance of shares for the acquisition of Leagold.  On April 9, 2020, the Company issued 461,947 common shares to Pacific Road at a price of $6.18 per common share for proceeds of $2.9 million.

(c) Share based compensation plans
The following table summarizes non-cash share-based compensation for the period:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Share-based payment expense	$135	$264	$244	$710
RSU expense	638	725	1,138	1,422
PSU expense	2,011	-	1,881	-
DSU expense	1,155	-	792	-

Total compensation expense	$3,939	$989	$4,055	$2,132

Compensation expense included in:
General and administration	$3,207	$989	$3,306	$2,132
Operating expenses	576	-	551	-
Exploration	156	-	198	-
	$3,939	$989	$4,055	$2,132
(i) Share purchase options
During the six months ended June 30, 2020, the Company granted 156,200 (six months ended June 30, 2019 – 348,301) share purchase options to directors, officers and employees of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:
		2020	2019
Exercise price (C$)		$11.80	$5.25
Risk-free interest rate		0.4%	1.9%
Volatility		65.2%	65.7%
Dividend yield		0%	0.0%
Expected life		5.0 years	5.0 years

17

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

10. SHARE CAPITAL (CONTINUED)
A summary of the Company’s share purchase options is as follows:
				Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, December 31, 2018				2,776,302	$6.35
Granted				359,210	5.30
Exercised				(240,895)	2.85
Expired/forfeited				(219,504)	10.97
Outstanding, December 31, 2019				2,675,113	$5.99
Issued in Leagold Acquisition				5,728,647	7.77
Granted				156,200	11.80
Exercised				(4,647,323)	7.43
Expired/forfeited				(67,777)	10.20
Outstanding, June 30, 2020				3,844,860	$6.86
At June 30, 2020, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	643,755	$2.32	1.13	643,755	$2.32
$3.00 - $4.99	103,670	3.55	1.03	102,170	3.48
$5.00 - $6.99	1,767,934	5.85	2.37	1,620,508	5.41
$7.00 - $8.99	771,939	8.36	1.77	771,939	8.36
$9.00 - $17.15	557,562	13.85	2.23	401,362	10.55
	3,844,860			3,539,734

The weighted average exercise price of options exercisable at June 30, 2020, was C$6.71.

(ii)     Restricted share units

Equity settled RSUs

During the six months ended June 30, 2020, the Company granted 368,750 (six months ended June 30, 2019 – 444,560) RSUs to directors, officers and employees with a fair value of $3.0 million (2019 – $1.8 million) based on the Company’s share price on the date of grant.

During the six months ended June 30, 2020, the Company granted 213,600 (six months ended June 30, 2019 – 123,740) pRSUs to officers and employees of the Company with a fair value of $2.1 million (2019 – $0.8 million) based on the Company’s share price on the date of grant. The pRSUs vest in two tranches and the number of shares issued will range from 0% to 200% based on the achievement of gold production targets and total shareholder return compared to the S&P Gold Miners Index over a three-year period.

18

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

10. SHARE CAPITAL (CONTINUED)

	A continuity table of the equity settled RSUs and pRSUs outstanding is as follows:
		RSUs	pRSUs
	Outstanding, December 31, 2018	543,276	1,142,544
	Granted	488,560	143,740
	Settled	(220,289)	(129,706)
	Forfeited	(8,500)	(44,200)
	Outstanding, December 31, 2019	803,047	1,112,378
	Granted	368,750	213,600
	Settled	(329,478)	(121,006)
	Forfeited	(4,750)	(740)
	Outstanding, June 30, 2020	837,569	1,204,232

	Cash settled RSUs

	A continuity table of the cash settled RSUs outstanding is as follows:
			RSUs outstanding
	Outstanding, December 31, 2018		-
	Granted		168,800
	Outstanding, December 31, 2019		168,800
	Granted		78,900
	Settled		(59,900)
	Forfeited		(37,000)
	Outstanding, June 30, 2020		150,800
	The total fair value of cash-settled RSUs outstanding as at June 30, 2020 was $1.0 million (December 31, 2019 – $0.2 million) and is included in other liabilities.

(iii)	Performance share units

	As part of the Leagold Acquisition (note 4), the Company issued 369,915 replacement performance share units (“PSUs”) under Leagold’s PSU plan. The PSUs vest in three tranches based on the achievement of certain gold production targets at the Los Filos, Fazenda, RDM, Pilar and Santa Luz mines. All unvested PSUs expire on December 31 of the third year following the calendar year in which the PSUs were granted and are payable in cash. The fair value of the PSUs is based on the current share price and reflects management’s best estimates of the probability that gold production targets will be achieved.

	A continuity table of the PSUs outstanding is as follows:
			PSUs outstanding
	Outstanding, December 31, 2019		-
	Issued in Leagold Acquisition		369,915
	Forfeited		(14,506)
	Outstanding, June 30, 2020		355,409
	The total fair value of PSUs outstanding as at June 30, 2020 was $2.3 million (December 31, 2019 – $nil) and is included in other liabilities.

19

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

10. SHARE CAPITAL (CONTINUED)
(iv)	Deferred share units

As part of the Leagold Acquisition (note 4), the Company issued 319,286 replacement deferred share units (“DSUs”) to non-executive directors of Leagold. The DSUs are redeemable for 90 days from the date a director ceases to be a member of the Board. Units are settled in cash based on the common share price at the date of settlement.

A continuity table of the DSUs outstanding is as follows:

DSUs outstanding
Outstanding, December 31, 2019	-
Issued in Leagold Acquisition	319,286
Redeemed	(173,773)
Outstanding, June 30, 2020	145,513
The total fair value of DSUs outstanding as at June 30, 2020 was $1.6 million (December 31, 2019 – $nil) and is included in other liabilities.
(d) Share purchase warrants

A continuity of the Company’s share purchase warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2018	24,565,862	$11.90
Exercised	(363,235)	5.36
Expired	(151,437)	14.60
Outstanding, December 31, 2019	24,051,190	$12.00
Issued in Leagold Acquisition	16,626,569	11.14
Exercised	(20,527,637)	9.44
Expired	(629,550)	12.68
Outstanding, June 30, 2020	19,520,572	$13.95

At June 30, 2020, the Company had the following share purchase warrants issued and outstanding:

Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$3.67 - $4.99	317,454	$3.67	May 2021
$5.00 - $9.99	930,567	5.69	March 2021 – May 2023
$10.00 - $14.99	2,141,238	11.01	December 2020 – March 2022
$15.00 - $20.83	16,131,313	15.01	July 2020 – October 2021
	19,520,572

(1)	18,196,567 warrants with a weighted average exercise price of $14.18 are exercisable into one common share of Equinox Gold and one-quarter of a share of Solaris Resources Inc. (“Solaris”). Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.

20

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

11. REvenue
Revenues from contracts with customers disaggregated by metal were as follows:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Gold	$214,880	$35,396	$344,878	$70,780
Silver	507	-	544	-
Total revenue	$215,387	$35,396	$345,422	$70,780
(a) Gold offtake arrangement
As part of the Leagold Acquisition, the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provides for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion. As at June 30, 2020, a total of 0.2 million ounces had been delivered to Orion under the terms of the offtake arrangements.
(b) Silver streaming arrangement
As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement or October 15, 2029 at the lesser of $3.90 per ounce or the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which at acquisition was $4.43 per ounce. As at June 30, 2020, a total of 1.9 million ounces had been delivered to WPM under the terms of the streaming agreement.

12. operating expenses
Operating expenses consist of the following components by nature:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Raw materials and consumables	$35,175	$19,337	$67,062	$34,935
Salaries and employee benefits	18,913	6,741	32,421	13,022
Contractors	19,024	3,165	31,559	5,958
Repairs and maintenance	9,028	5,047	14,640	8,976
Site administration	8,394	1,943	15,284	3,063
Royalties	5,355	951	9,647	1,899
	95,889	37,184	170,614	67,853

Less: Change in inventories	442	(13,167)	(4,689)	(19,696)
Total operating expenses	$96,331	$24,017	$165,925	$48,157

21

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

13. Care and Maintenance

The Company’s Santa Luz Mine is on care and maintenance. During the three and six months ended June 30, 2020, the Company incurred $0.8 million and $0.9 million, respectively, in care and maintenance costs at Santa Luz (three and six months ended June 30, 2019 – $nil).

Included in care and maintenance for the three and six months ended June 30, 2020, was $16.0 million and $16.9 million, respectively, in mine standby costs (three and six months ended June 30, 2019 – $nil) resulting from government mandated shutdowns due to the COVID-19 pandemic at its operations in Mexico (three and six months ended June 30, 2020 – $14.4 million) and certain of those in Brazil (three months ended June 30, 2020 – $1.6 million; six months ended June 30, 2020 – $2.5 million).

14. General and administration
General and administration expenses for the Company consists of the following components by nature:
		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
Salaries and benefits		$1,801	$974	$3,365	$2,054
Share-based compensation	10(c)	3,207	989	3,306	2,132
Professional fees	4	2,471	650	5,562	920
Office and other expenses		2,254	1,008	3,950	1,550
Amortization		231	69	416	142
Total general and administration		$9,964	$3,690	$16,599	$6,798

15. Other income (expense)
Other income (expense) consists of the following components:
		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
Foreign exchange gain		$5,664	$366	$13,392	$1,429
Realized and unrealized losses on gold contracts	8(a)	(44,620)	-	(23,544)	-
Change in fair value of warrants	8(c)	(48,838)	1,311	(38,737)	(3,980)
Realized and unrealized losses on foreign exchange contracts	8(b)	(4,050)	-	(22,808)	-
Expected credit (losses) recovery		481	-	(6,486)	-
Loss from equity investment		(422)	-	(1,426)	-
Other		(2,114)	(12,325)	689	(12,399)
Total other expense		$(93,899)	$(10,648)	$(78,920)	$(14,950)

22

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

16. Supplemental Cash Flow Information
During the three and six months ended June 30, the Company conducted the following non-cash investing and financing transactions:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Shares, options, warrants, DSUs and PSUs issued in acquisition of Leagold	$-	$-	$764,083	$-
Non-cash changes in accounts payable in relation to capital expenditures	150	(1,048)	(4,055)	(6,353)
Shares issued to settle debt	-	10,110	-	10,110
Non-cash proceeds from sale of Elk Gold	-	4,431	-	4,431
Right-of-use assets recognized	13,446	-	13,446	537

17. Segment information
The Company manages its operating segments by operating mines and development projects. Results from operations for these segments are summarized below:
Three months ended June 30, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$67,298	$(36,223)	$(5,875)	$-	$-	$25,200
Aurizona	45,846	(21,395)	(10,013)	(1,401)	-	13,037
Los Filos	30,687	(6,128)	(1,682)	(83)	(14,414)	8,380
RDM	32,455	(12,949)	(9,350)	-	-	10,156
Other operating mines(1)	39,101	(19,636)	(7,043)	-	(1,470)	10,952
Development projects(2)	-	-	-	(2,465)	(949)	(3,414)
Corporate and other	-	-	-	-	(9,964)	(9,964)
	$215,387	$(96,331)	$(33,963)	$(3,949)	$(26,797)	$54,347

Three months ended June 30, 2019
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$35,396	$(24,017)	$(3,782)	$-	$-	$7,597
Aurizona	-	-	-	(220)	-	(220)
Development projects(2)	-	-	-	(1,823)	-	(1,823)
Corporate and other(3)	-	-	-	(1,117)	(3,690)	(4,807)
	$35,396	$(24,017)	$(3,782)	$(3,160)	$(3,690)	$747

(1)        Includes the Fazenda and Pilar mines, which were acquired March 10, 2020.

(2)        Includes Castle Mountain and Santa Luz, which was acquired on March 10, 2020.

(3)        Includes results of Gold Mountain, which was disposed of in May 2019 and Solaris, which was deconsolidated effective June 30, 2019.

23

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

17. SEGMENT INFORMATION (CONTINUED)
Six months ended June 30, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$124,819	$(68,336)	$(10,269)	$(3)	$-	$46,211
Aurizona	94,554	(46,616)	(19,313)	(1,978)	-	26,647
Los Filos	42,244	(11,338)	(3,310)	(104)	(14,414)	13,078
RDM	36,751	(14,746)	(9,401)	-	(944)	11,660
Other operating mines(1)	47,054	(24,889)	(8,919)	-	(1,470)	11,776
Development projects(2)	-	-	-	(4,508)	(949)	(5,457)
Corporate and other	-	-	-	-	(16,599)	(16,599)
	$345,422	$(165,925)	$(51,212)	$(6,593)	$(34,376)	$87,316

Six months ended June 30, 2019
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$70,780	$(48,157)	$(8,031)	$-	$-	$14,592
Aurizona	-	-	-	(505)	-	(505)
Development projects(2)	-	-	-	(3,580)	-	(3,580)
Corporate and other(3)	-	-	-	(2,003)	(6,798)	(8,801)
	$70,780	$(48,157)	$(8,031)	$(6,088)	$(6,798)	$1,706

(1)        Includes the Fazenda and Pilar mines, which were acquired March 10, 2020.

(2)        Includes Castle Mountain and Santa Luz, which was acquired on March 10, 2020.

(3)        Includes results of Gold Mountain, which was disposed of in May 2019 and Solaris, which was deconsolidated effective June 30, 2019.

Information about the carrying amount of the Company’s assets and liabilities by operating segment is detailed below:
			Total assets		Total liabilities
			June 30,	December 31,	June 30,	December 31,
			2020	2019	2020	2019(1)
Los Filos			$1,011,475	$-	$(287,799)	$-
Aurizona			360,927	380,641	(48,804)	(55,625)
Mesquite			253,650	247,797	(41,062)	(38,190)
RDM			180,309	-	(26,293)	-
Other operating mines			201,258	-	(63,359)	-
Development projects			400,513	158,127	(31,607)	(11,231)
Corporate and other			385,844	52,785	(929,662)	(331,245)
			$2,793,976	$839,350	$(1,428,586)	$(436,291)
(1) Total liabilities balances as at December 31, 2019 for Mesquite and Corporate and other have been reclassified to conform with the current period presentation.

24

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

17. SEGMENT INFORMATION (CONTINUED)
Information about the Company’s non-current assets by jurisdiction is detailed below:
	June 30,	December 31,
	2020	2019
Mexico	$893,580	$-
Brazil	779,585	310,241
United States	385,249	347,784
Canada	21,535	32,669
	$2,079,949	$690,694

18. Financial risk Management
The Company’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2020 are as follows:
(a) Interest rate risk
Interest on the Company’s Revolving Facility and Term Loan is variable based on LIBOR. In March 2020, the Company drew $180 million under its Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. Borrowings at variable ra tes of interest expose the Company to interest rate risk. At June 30, 2020, $400 million is outstanding under the Revolving Facility and $100 million is outstanding under the Term Loan. A 10% change in interest rates at the reporting date would have a $0.4 million impact on net income on an annualized basis.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they become due. In March 2020, the Company drew $180 million under its Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company has no immediate need for the funds and management is reviewing when it may repay some of the amounts drawn. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

19. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 – quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 – inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

25

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

19. FAIR VALUE MEASUREMENTS (CONTINUED)

As at June 30, 2020, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants, gold collars and forwards and foreign exchange contracts are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes, Debenture, Credit Facility, and Standby Loan, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.  The Company has no financial instruments classified as Level 3.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date.  The fair value of the non-traded warrants is determined using an option pricing formula (note 8(c)). The fair value of gold collars and forward swaps and foreign exchange contracts are measured based on forward gold prices and forward foreign exchange rates, respectively. There were no transfers between fair value levels during the year.

The following table provides the fair value of each classification of financial instrument:
	June 30,	December 31,
	2020	2019

Financial assets not measured at FVTPL:
Cash and cash equivalents	$494,062	$67,716
Restricted cash	8,025	15,285
Trade receivables	5,160	-
Receivable from Serabi	11,516	12,033
Long-term receivables	4,987	11,986
Reclamation bonds and other receivables	136	577
Financial assets at FVTPL:
Marketable securities	2,490	988
Foreign exchange contracts	-	1,640
Total financial assets	$526,376	$110,225

Financial liabilities at FVTPL:
Traded warrants	$43,184	$26,056
Non-traded warrants	18,492	30,090
Gold collars and forwards	92,448	-
Foreign exchange contracts	20,917	-
Other:
Accounts payable and accrued liabilities	110,743	67,047
Convertible Notes	263,098	137,995
Credit Facility	517,050	120,225
Debenture	-	10,061
Standby Loan	-	13,252
Other liabilities	-	1,795
Total financial liabilities	$1,065,932	$406,521

26

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

20. Commitments and contingencies
At June 30, 2020, the Company had the following contractual obligations outstanding which are expected to be settled in the time periods indicated:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans and borrowings and accrued interest	$897,998	$31,120	$57,301	$56,374	$589,012	$164,191	$-
Accounts payable and accrued liabilities	108,802	108,802	-	-	-	-	-
Reclamation obligations(1)	161,237	5,389	10,140	11,029	7,894	9,842	116,943
Purchase commitments	59,431	48,018	11,152	190	51	10	10
Gold contracts	92,448	40,212	52,236	-	-	-	-
Foreign exchange contracts	20,918	18,536	2,382	-	-	-	-
Lease commitments	18,567	6,271	4,350	4,151	3,795	-	-
Total	$1,359,401	$258,348	$137,561	$71,744	$600,752	$174,043	$116,953
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At June 30, 2020, the Company recorded a legal provision for these items totaling $11.7 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At June 30, 2020, the Company has recorded restricted cash of $8.0 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

The Company is reviewing tax contingencies in relation to compliance with certain pre-export finance and other loans in Brazil. The outcome of these matters is not readily determinable at this time but could have a material impact on the Company.

27

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)
For the three and six months ended June 30, 2020 and 2019

20. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to rapidly evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

28